CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For August 8, 2007

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

Level 39

Tower I, Metroplaza

No. 223 Hing Fong Road

Kwai Chung

New Territories

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K an announcement dated August 7, 2007 relating to the Company’s change of company secretary.

SIGNATURE

Pursuant to the requirements of section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Tai Kwok Hung
Name:	Tai Kwok Hung
Title:	Company Secretary

Dated: August 8, 2007

CITY TELECOM (H.K.) LIMITED

(incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 1137)

CHANGE OF COMPANY SECRETARY

The Board of Directors (the “Board”) of City Telecom (H.K.) Limited (the “Company”) announces that Mr. Lai Ni Quiaque has resigned as the Company Secretary of the Company with effect from 7 August 2007. Mr. Lai has confirmed that he has no disagreement with the Board and is not aware of any matters in respect of his resignation as the Company Secretary that need to be brought to the attention of the shareholders of the Company. Mr. Lai remains as the Chief Financial Officer and Executive Director of the Company.

The Board further announces that Mr. Tai Kwok Hung has been appointed as the Company Secretary of the Company with effect from 7 August 2007. Mr. Tai graduated from The University of Hong Kong with a bachelor’s degree in laws. Mr. Tai is admitted to practice as a solicitor in Hong Kong.

The Board would like to welcome Mr. Tai for his new appointment.

By Order of the Board
City Telecom (H.K.) Limited
Lai Ni Quiaque
Chief Financial Officer and
Executive Director

Hong Kong, 7 August 2007

As at the date of this announcement, the Executive Directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Chief Executive Officer), Mr. Lai Ni Quiaque (Chief Financial Officer); the Non-Executive Director is Mr. Cheng Mo Chi, Moses; and the Independent Non-Executive Directors are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.